Exhibit 3

Transactions In The Securities Of The Issuer

The following table sets forth all transactions with respect to the securities of the Issuer effected during the past sixty (60) days by any of the Reporting Persons. The reported price per share is a weighted average price that excludes brokerage commissions.

Date of Transaction	Number Shares Purchased	Number of Shares Sold	Price Per Share
August 16, 2021	55,000		$5.7852
August 17, 2021	30,000		$5.4734
August 18, 2021	7,000		$5.2449